UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October, 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




TR-1: notification of major interests in shares

1. Identity of the issuer or                             Pearson Plc
the underlying issuer of
existing shares to which voting
rights are attached:

2. Reason for notification (yes/no)


An acquisition or disposal of voting rights              YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s)                      Legal & General Group Plc (L&G)
subject to the notification
obligation:

4. Full name of shareholder(s) Legal & General Assurance (Pensions Management) Limited (PMC)
(if different from 3.):

5. Date of the transaction (and                          16/10/2007
date on which the threshold is
crossed or reached if
different):

6. Date on which issuer                                  17/10/2007
notified:

7. Threshold(s) that is/are                           From 4% - 3%(L&G)
crossed or reached:


8. Notified details:

A: Voting rights attached to shares
Class/   Situation previous to the   Resulting situation after the triggering
transaction type of  Triggering transaction shares if possibleusing

Number of        Number of     Number of     Number of voting       % of voting
the ISIN Shares  Voting Rights shares        rights                 rights
CODE
                          Direct        Direct        Indirect Direct  Indirect

ORD 25P   32,616,707    32,616,707    32,263,307    32,263,307             3.99

B: Financial Instruments
Resulting situation after the triggering transaction
Type of     Expiration Exercise/     Number of voting rights that may   % of
financial   date       Conversion    be acquired if the instrument is   voting
instrument             Period/ Date  exercised/ converted.              rights


Total (A+B)
Number of voting rights                      % of voting rights
      32,263,307                                3.99





9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)
(LGIM)

    Legal & General Group Plc (Direct) (L&G) (32,263,307- 3.99% = LGAS, LGPL
 & PMC)

Legal & General Investment Management           Legal & General Insurance Holdings Limited
(Holdings) Limited (Direct) (LGIMHD)            (Direct) (LGIH)
(27,871,660- 3.44 % = PMC)

Legal & General Assurance (Pensions Management) Legal & General Assurance Society
                                                 Limited

Limited (PMC) (27,871,660- 3.44 % = PMC)        (LGAS & LGPL)
                                                Legal & General Pensions Limited
                                                (Direct)
                                                (LGPL)

Proxy Voting:

10. Name of the proxy holder:                                               N/A
11. Number of voting rights proxy holder will cease to hold:                N/A
12. Date on which proxy holder will cease to hold voting rights:            N/A

13. Additional information: Notification using the total voting rights figure of
                                                                   807,954,077
14. Contact name:                            Helen Lewis (LGIM)
15. Contact telephone
number:                                        020 3124 3851







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   PEARSON plc

Date: 18 October, 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary